__________________________________________________________________

As filed with the Securities and Exchange Commission on June 29, 2005

__________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

__________________________________________________________________

A. Full title of the plan and the address of the plan:

BOK FINANCIAL THRIFT PLAN FOR SALARIED EMPLOYEES

Bank of Oklahoma Tower

Tulsa, Oklahoma 74192

__________________________________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOK Financial Corporation

Bank of Oklahoma Tower

Tulsa, Oklahoma 74192

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

BOK Financial Thrift Plan for Salaried Employees

As of December 31, 2004 and 2003, and for the Year Ended December 31, 2004

BOK Financial Thrift Plan for Salaried Employees

Financial Statements

and Supplemental Schedule

As of December 31, 2004 and 2003,

and for the Year Ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H; Line 4i—Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee

BOK Financial Thrift Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Salaried Employees as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Tulsa, Oklahoma

June 22, 2005

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BOK Financial Thrift Plan for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments:
BOKF Common Stock	$ 22,556,065	$ 17,977,036
American Performance Funds:
Growth Equity Fund	3,073,008	3,271,979
Equity Fund	–	6,444,261
Cash Management Fund	5,667,853	5,903,244
Intermediate Bond Fund	7,581,527	7,071,168
SEI Stable Asset Fund	10,292,400	10,199,658
American Advantage International Equity Fund	5,085,328	3,179,104
American Balanced Fund	3,575,620	2,455,611
Neuberger and Berman Genesis Trust Fund	19,232,148	14,334,649
Dodge and Cox Stock Fund	20,247,815	8,435,835
Vanguard Institutional Index	20,492,655	19,010,305
Goldman Sachs Growth Fund	116,173	–
American Growth Fund	623,682	–
Hotchkis and Wiley Midcap Value Fund	1,159,735	–
T Rowe Price New Horizons	189,464	–
Self-directed common stocks	495,208	403,493
Self-directed registered investment companies	546,489	847,134
Participant loans	3,732,706	3,338,896

Total investments	124,667,876	102,872,373

Cash	599,194	513,786
Accrued interest receivable	240,902	93,202
Due from broker	211,229	79,832

Total assets	125,719,201	103,559,193

Liabilities
Due to broker	728,626	550,519

Net assets available for benefits	$ 124,990,575	$ 103,008,674

See accompanying notes.

2

BOK Financial Thrift Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Investment income:
Interest and dividends	$ 1,732,814
Net appreciation in fair value of investments	13,087,792

14,820,606

Contributions:
Employee	9,793,204
Employer	3,464,858
Rollovers	1,369,143

14,627,205

Total additions	29,447,811

Deductions
Benefit payments	7,447,722
Administrative expenses	18,188

7,465,910

Net increase	21,981,901
Net assets available for benefits, at beginning of year	103,008,674

Net assets available for benefits, at end of year	$ 124,990,575

See accompanying notes.

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BOK Financial Thrift Plan for Salaried Employees

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the BOK Financial Thrift Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all salaried employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company) who have attained age 21 and who have completed at least one year of service (equivalent to 1,000 hours). Effective April 1, 2003, an eligible employee may enter the plan monthly following the date the employee is credited with one full month of service. Additionally, as of April 1, 2003, all new eligible employees are automatically enrolled in the Plan at a three percent contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA)

Contributions

Participants may elect to contribute up to 100 percent of their compensation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions which shall not exceed 5 percent of each participant’s compensation, however, the combination of pre-tax and after-tax contributions cannot be more than 100 percent of compensation (as defined by the plan). Participants may elect investment in any of 13 mutual funds, self-directed common stocks or registered investment companies, and BOKF Common Stock.

The Employer contributes a matching contribution to the plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2004, the entire matching contribution of $3,464,858 was made in cash.

BOK Financial Thrift Plan for Salaried Employees

Notes to Financial Statements (continued)

1. Description of Plan (continued)

For 2004, the Employer matching contribution ranged from $.40 to $1.00 for each dollar of the participant’s contributions, up to five percent of compensation, based on each participant’s years of service as follows:

Years of Service	Matching Percentage

Less than four years	40%
At least four, but less than ten years	60%
At least ten, but less than fifteen years	80%
Fifteen or more years	100%

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2004.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings and charged with administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are gradually vested and are 100 percent vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, after-tax contributions, and the actual earnings thereon.

Loans

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless it is used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balances in the participant’s account. Interest rates range from 4.00 percent to 11.50 percent. Repayment is made by payroll withholdings.

BOK Financial Thrift Plan for Salaried Employees

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

A participant who terminates employment with a vested account balance of less than $5,000 excluding rollover contributions will receive a lump-sum payment. If the participant has a vested balance which exceeds $5,000 excluding rollover contributions, the Plan will make a distribution only with the consent of the participant at any time prior to the earlier of the participant’s 65th birthday or death. In lieu of a lump-sum payment, a participant who terminates employment after his or her 65th birthday or after attaining age 60 and completing 10 years of service, shall be entitled to elect monthly, quarterly, semiannual, or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are utilized to pay administrative costs or to reduce future Employer contributions. During 2004, forfeitures of $86,582 were used to reduce Employer matching contributions.

Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

BOK Financial Thrift Plan for Salaried Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

The Employer pays all administrative expenses except for loan origination fees and fees related to self-directed common stocks and registered investment companies, which are paid by the participants.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at fair value based on published market prices, which represent the net asset value of shares held by the Plan at year-end. The BOKF Common Stock and other common stocks are valued at the quoted market price. Participant loans receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments are held by a bank-administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2004, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value

BOK Financial Thrift Plan for Salaried Employees

Notes to Financial Statements (continued)

3. Investments (continued)

as determined by quoted market prices for BOKF Common Stock and common stocks and published market prices for registered investment companies as follows:

Net Appreciation
in Fair Value
of Investments

BOKF Common Stock	$ 4,557,043
Registered investment companies	8,424,102
Self-directed common stocks	62,271
Self-directed registered investment companies	44,376

$ 13,087,792

The fair values of individual investments that represent five percent or more of the Plan’s net assets are separately identified in the statements of net assets available for benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

BOK Financial Thrift Plan for Salaried Employees

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$124,990,575	$103,008,674
Less: Benefits payable	(497,611)	(1,012,374)

Net assets available for benefits per the Form 5500	$124,492,964	$101,996,300

Year ended
December 31,
2004

Benefit payments per the financial statements	$ 7,447,722
Add: benefits payable at end of year	497,611
Less: benefits payable at beginning of year	(1,012,374)

Benefit payments to participants per the Form 5500	$ 6,932,959

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but not yet paid.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BOK Financial Thrift Plan for Salaried Employees

Notes to Financial Statements (continued)

7. Related Parties

BOK Investment Advisors, Inc. (BOKIA), a wholly owned subsidiary of BOk, serves as investment advisor to American Performance Funds (AP Funds). AP Funds is a diversified, open-ended, investment company established in 1987 as a business trust under the Investment Act of 1940. BOk serves as custodian for AP Funds. Effective July 1, 2004, BOKIA began serving as the AP Funds administrator. BOK Financial offers the AP Funds products to customers and employees, in the ordinary course of business, through its brokerage and trading, employee benefit plan and trust services, as well as to the public. Additionally, a portion of the Plan’s assets are invested in Company stock. Since the Company is the Plan Sponsor, investments involving Company stock qualify as party-in-interest transactions. All of these transactions are exempt from prohibited transaction rules.

Supplemental Schedule

BOK Financial Thrift Plan for Salaried Employees

EIN: 73-0780382 Plan #: 002

Schedule H; Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

		(c)
	(b) Identity of Issue,	Description of Investments, Including Maturity Date, Rate	(e) Current
(a)	Borrower, Lessor, or Similar Party	of Interest, or Maturity Value	Value

*	BOK Financial Corporation	BOKF Common Stock	$ 22,556,065

*	American Performance Funds	Growth Equity Fund	3,073,008
		Cash Management Fund	5,667,853
		Intermediate Bond Fund	7,581,527

	SEI Funds	Stable Asset Fund	10,292,400

	American Advantage	International Equity Fund	5,085,328

	American	Balanced Fund	3,575,620

	Neuberger and Berman	Genesis Trust Fund	19,232,148

	Dodge and Cox	Stock Fund	20,247,815

	Vanguard	Institutional Index	20,492,655

	Goldman Sachs Growth Fund	Stock Fund	116,173

	American Growth Fund	Stock Fund	623,682

	Hotchkis and Wiley Midcap Value Fund	Stock Fund	1,159,735

	T Rowe Price New Horizons	Stock Fund	189,464

	Self-directed common stocks and registered investment companies	Common stocks and registered investment companies	1,041,697

*	Participant loans	Interest rates ranging from 4.00 percent to 11.50 percent	3,732,706

			$ 124,667,876

*Indicates Party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant directed.

10

Exhibit Number	Description of Exhibit

23.0	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOK FINANCIAL THRIFT PLAN FOR SALARIED EMPLOYEES
Date: June 29, 2005	By: /s/ Gregg Jaynes Gregg Jaynes Vice President, Manager of Corporate Compensation BOK Financial Corporation

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